

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2011

**<u>Via Email</u>**
Mr. D'Arcy P. Doherty
Vice President, Legal and General Counsel
Green Sea Resources Inc.
130 Adelaide St. West, Suite 3303
Toronto, Ontario
Canada M5H 3P5

> **Re:     Natural Resources USA Corporation**
> **Schedule 13E-3 filed by Green Sea Resources Inc. and GSR**
> **Acquisition Corp.**
> **Filed August 8, 2011**
> **File No.  5-52031**

Dear Mr. Doherty:

We have reviewed the above filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

<u>General</u>

1. You disclose that "SURF and Sentient General Partner may be deemed to have beneficial ownership over the shares of common stock of NRUC owned by Green Sea Resources, Inc."  It would appear that these entities may be affiliates engaged in the going private transaction.  Please revise to include these entities as filing parties on the Schedule 13e-3 and include all requisite disclosure for <u>each</u> filing

party or advise. Please ensure that each newly added party signs the Schedule 13e-3.

Item 13

2. You have not provided the financial statements required by Item 13 of Schedule 13e-3 and corresponding Item 1010 of Regulation M-A. Please revise to include the requisite financial statements, as restated and for the time periods required, in the transaction document disseminated to shareholders. Please also note our subsequent comments regarding the timing of the filing of the restated financials and the impact such new information may have on disclosure provided to date. We may have further comment.

Exhibit (a)(1): Natural Resources Going Private Transaction Statement
Summary Term Sheet, page 1

3. Please reformat the section so that it includes a brief Question & Answer section in the summary. For example, questions and answers should focus on explaining more concisely:
   - the authority (state law and constitutive document) you believe permits the short form merger to proceed without a shareholder vote;
   - why you are obligated to provide the transaction statement to shareholders and the going private effect the transaction will have;
   - how shareholders may preserve and timely exercise dissenters rights under state law;
   - when shareholders can expect to receive payment for their shares, assuming they do not exercise dissenters rights; and,
   - the position of each filing party as to the fairness of the transaction to unaffiliated shareholders.
   In revising your disclosure in the summary section, please be mindful of including duplicative disclosure.

4. Refer to disclosure on page 6 in which you attempt to incorporate all documents filed "from the date of th[e] Transaction Statement to the effective time of the short-form merger…" Please be advised that Rule 13e-3 does not permit forward incorporation. Rather, you must promptly disseminate disclosures of material changes to the information provided in a manner reasonably calculated to inform security holders. Please revise your disclosure accordingly.

Cautionary Statement Regarding Forward-Looking Statements, page 7

5. Please identify each of the documents incorporated by reference to which you refer.

6. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please revise this section to include disclosure stating that the safe harbor provisions in the Forms 10-KT filed on March 25, 2011 and the other documents incorporated by reference into the transaction statement, do not apply to any forward-looking statements the filing parties make in connection with the going private transaction.

7. Refer to Item 5 of Schedule 13e-3 and corresponding Item 1005 of Regulation M-A. Please revise to provide a <u>detailed</u> and comprehensive background discussion of the events leading up to <u>each</u> affiliate's decision to engage in the going private transaction. Please describe each contact, meeting, or negotiation that took place, persons in attendance and the substance of the discussions or negotiations at each meeting amongst the filing parties and between the filing parties, the NRUC board and/or their third party advisors.

8. Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please confirm that you have filed all such materials or revise to include a description of preliminary reports, presentations or discussions that are materially related to the current transaction and file any such written materials.

<u>Special Factors, page 7</u>
<u>Purposes, Alternatives, Reasons and Effects of the Short-form Merger, page 7</u>
<u>Purposes, page 7</u>

9. We refer to disclosure referencing NRUC's most recent consolidated financial statements and general and administrative expenses of approximately $4.7 million. Please confirm that all disclosures referencing the financial statements that are the subject of the restatement will be corrected, as may be required.

10. You disclose your belief that NRUC is experiencing difficulties with its obligation to report pursuant to the requirements of the Exchange Act and cite to the recently missed NRUC quarterly report filing as evidence of this fact. Revise to provide further context to this statement. For example, explain whether the filing parties' contend that these current difficulties cannot and would not be remedied in the future such that a going private transaction is warranted at this time.

11. Further to our comments above.  Given that the factors you list as contributing to the decision to take the company private appear to have existed in prior years, please revise to clarify why you seek to undertake the going private transaction *at this time* as opposed to other times in the company's operating history.  *See* Item 1013(c) of Regulation M-A.

12. In numerous sections throughout the transaction statement, you reference the "substantial" "significant" or "disproportionate" costs associated with NRUC being a public company and the "adverse" effect this has had on NRUC's financial performance.  Please provide support for the assertions made.  Additionally, disclose specifically how the costs associated with filing and reporting have impacted NRUC's financial performance.

Alternatives, page 7

13. Please provide support for your assertions comparing the cost of alternative transactions by specifying the dollar amount of cost associated with a particular transaction relative to the chosen short-form merger transaction.

14. Supplement your disclosure and identify which filing party presented what alternative and which filing party rejected an alternative and the reasons for each party's rejection.

Reasons, page 8

15. Supplement your disclosure to identify the "recent capital market trends" to which you refer.  Also, please provide further support for the assertion made.

Fairness of the Short-Form Merger, page 10

16. As currently drafted, the fairness disclosure addresses "minority" shareholders, which may not be limited to unaffiliated shareholders.  Revise all the disclosures included in the transaction statement regarding fairness of the transaction to address fairness to <u>unaffiliated</u> shareholders.  *See* Question and Answer #19 in Exchange Act Release No. 34-17719.

17. Please disaggregate the discussion in this section to reflect the determinations made by <u>each</u> affiliate engaged in the Rule 13e-3 transaction.  For example, include a statement from <u>each</u> of the board of Green Sea Resources and the board of GSR Acquisition as to whether they believe the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders.  Include the analysis of the material factors upon which each filing person relied in reaching such a conclusion.  Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981).  In this regard, please note that the reasons for the transaction and the alternatives considered by one affiliate

may be different than those of another filing party, and this fact should be reflected in the disclosure.  Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3.

18. The recommendation and analysis does not appear to address factors (i)-(v) described in Instruction 2 to Item 1014, or explain in detail why such factors were not deemed material or relevant.  Clarify whether each filing party is adopting the analyses of the financial advisor and/or revise to address each of the missing factors listed in Instruction 2 to Item 1014 of Regulation M-A.  Please note that these factors are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  Please note that this comment applies to all filing persons, including filing persons who are added in response to prior comment 1.

19. Further to our comment above.  Revise to address how each filing party considered the substantive fairness of $0.57 per share given the high share price of NRUC common stock of $1.32 and $0.90 in the first and second quarters of 2011.

20. Supplement your disclosure to explain further how each party arrived at the substantive fairness conclusion given disclosure that "at least fair value" is being paid for the NRUC stock.  Were other valuations considered and rejected? If so, revise to state this fact and why they were rejected.

21. Clarify how each filing party considered the "sum-of-the-parts "analyses and valuations of assets undertaken by the financial advisor.  For example, we note disclosure in the form10-KT in which the company stated its belief that its "water rights can generate a future revenue stream and have increasing value, especially as any prospective development of the oil shale resources of the Piceance Creek Basin may require very large volumes of water…" (emphasis added).  Explain how the NRUC board's considerations of the value attributable to its water rights factored into the filing persons' consideration of the assumptions made and value derived by the financial advisor for the water assets, including assumptions made regarding the appropriate probability discount.

Details of the Financial Analyses, page 12

22. We note disclosure stating that the valuation of the oil shale deposits was based on two precedent transactions.  Supplement your disclosure to describe whether a valuation based on only two precedent transactions is typical or atypical.

23. Provide further disclosure on why the balance sheet adjustment was needed and how the $2 million figure was derived.  Please note our subsequent comment 33.

24. Please revise to address whether each filing party considered the procedural fairness benefits of a tender offer, which, in contrast to the short form statutory merger, would have permitted some level of shareholder voluntary participation.

25. We note that GSR does not intend to grant minority shareholders special access to its records in connection with the short-form merger and does not intend to obtain counsel or appraisal services for the minority shareholders of NRUC.  Please revise the procedural fairness discussion to disclose whether the filing parties discussed these options and if so, why these options were rejected.

26. We refer to the Form 8-K filed on July 28, 2011.  Your fairness discussion should address how each filing party considered or will consider the impact of the restated financial statements, to the extent such restated financials impact the underlying considerations and analyses undertaken by the filing parties.

27. Please see our comment above.  Advise us of whether the financial advisor intends to update its opinion, including any portions of its analysis, following the restatement.  If not, disclose why not.

Evaluation Report and Fairness Opinion by CF& Co., page 15
Valuation Report and Fairness Opinion by CF&Co, page 15

28. We note the financial advisor's review of material prepared by NRUC, GSR and The Sentient Group.  Please disclose all projections prepared by NRUC and/or any of the filing parties, which were provided to the advisor if such projections were used to evaluate the merger and going-private transaction.  We may have further comment.

29. Revise to identify all sources of information or "additional information obtained" by the financial advisor if materially relevant to the analyses provided.

Details of the Sum-of-the-Parts Valuation, page 17
NSI Valuation, page 18

30. Disclose the material assumptions discussed by and amongst the advisor and NSI management.

Market Multiples, page 18

31. Clarify further how the implied values were derived.

32. We note reference to the "imperfect" analogies to comparable companies. Please clarify further the comparability of the companies selected to the subject company by identifying the key characteristics used to select the companies.

Balance Sheet Adjustment, page 22

33. Explain what aspects of the NRUC financial statements were not "fully captured by…financial modeling and valuation metrics…," and how the $2 million adjustment was derived.

Selected Financial Data, page 23

34. Please amend to include the financial information, as restated, and update the information provided to include the two most recently completed fiscal quarters. Please ensure all of the information required by Item 1010(c) of Regulation M-A is included therein for the requisite periods.

35. Please confirm that the transaction statement will not be distributed to shareholders before the updated and corrected restated financial information referenced above is filed.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact the undersigned at (202) 551-3757.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email): Thomas Rose, Esq.
Troutman Sanders LLP